UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1) DayStar Technologies, Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 23962Q 100

(CUSIP Number)

Dynamic Worldwide Solar Energy, LLC
515 Madison Avenue, 29th Floor
New York, NY 10022
Attention: Mr. Robert Entler
(212) 632-4808

with a copy to:
Stephen B. Delman
515 Madison Avenue, 29th Floor
New York, NY 10022
(212) 632-4817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 23962Q 100		Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dynamic Worldwide Solar Energy, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 962,963 shares1 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 962,963 shares1 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,963 shares1 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% of outstanding shares of Common Stock2 (See Item 5)
14		TYPE OF REPORTING PERSON OO
___________________________________________
1          Represents 722,222 shares of Common Stock issuable upon conversion of the First Secured Convertible Promissory Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant

2         Includes as outstanding 722,222 shares of Common Stock issuable upon conversion of the First Secured Convertible Promissory Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D dated November 18, 2010 (the "Schedule 13D"), filed by Dynamic Worldwide Solar Energy, LLC, a Delaware limited liability company ("Dynamic"), relates to up to 722,222 shares of common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Company”), issuable upon (1) conversion of the Company’s First Secured Convertible Promissory Note in the principal amount of $650,000 due April 22, 2011 (the “Note”), and (2) exercise of a warrant to purchase up to 240,741 shares of Common Stock (the “Warrant”).

This Amendment No. 1 is being filed to update Items 2, 5 and 6 of the Schedule 13D.

Unless otherwise defined in this Amendment No. 1, capitalized terms have the meanings set forth in the Schedule 13D.

The Company’s principal executive office is located at 1010 South Milpitas Boulevard, Milpitas, California 95035.

Item 2.	Identity and Background.

Item 2 is amended to include the following information:

The principal executive office of Dynamic is located at 515 Madison Avenue, 29th Floor, New York, NY 10022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to include the following information:

Certain terms of the Note were amended as of January 14, 2011.  The maturity date of the Note was extended from January 22, 2011 to April 22, 2011, and payment of all or any part of the Note, whether prior to or after maturity, requires fifteen days prior written notice by the Company to Dynamic, during which period Dynamic may exercise its conversion right. In addition, the Company and Dynamic confirmed that in the event that Dynamic shall have converted the Note into the 722,222 maximum number of shares and, after such conversion at the conversion price (currently $.90 per share), there shall remain unpaid accrued interest under the Note, the Company shall pay to Dynamic the amount of such unpaid accrued interest in cash at the time of such final conversion.

Based on the Company's most recent Definitive Proxy Statement on Schedule 14A, as of November 19, 2010 there were 5,129,659 shares of Common Stock issued and outstanding.  Since November 11, 2010, Dynamic has been deemed to beneficially own 722,222 shares of Common Stock issuable upon conversion of the Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant based on the conversion rights of the Note and the

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 4 of 5 Pages

exercisability of the purchase rights of the Warrant within 60 days of such date.  Based on the number of shares issued and outstanding as of November 19, 2010, Dynamic beneficially owns approximately 15.8% of the outstanding Common Stock.  Dynamic has the sole power to vote or dispose of any Common Stock acquired upon conversion of the Note or exercise of the Warrant.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 14, 2011, the Company and Dynamic entered into the Amendment to Note, Warrant and Security Agreement (the "2011 Amendment").  Under the 2011 Amendment, the terms of the Note were amended to, among other things, (i) extend the maturity date of the Note to April 22, 2011 and (ii) require the Company to give Dynamic fifteen days prior written notice of any intended payment of the Note (whether prior to or after maturity), with Dynamic being entitled to then convert all or any part of the Note into shares of Common Stock prior to the time for such payment.  Except as amended by the 2011 Amendment, all other terms of the Note remain in full force and effect.  The 2011 Amendment was privately negotiated between the Company and Dynamic.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Amendment to Note, Warrant and Security Agreement, dated as of January 14, 2011, by and between the Company and Dynamic.

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011	DYNAMIC WORLDWIDE SOLAR ENERGY, LLC By: /s/ Stephen B. Delman Stephen B. Delman Attorney-in-fact